ACT 1940 Act
SECTION 10(f)
RULE 10f-3
PUBLIC AVAILABILITY December 12, 2011

NO-ACT



11000315

December 12, 2011
Our Ref. No. 20111212101
Columbia Funds
File No. 811-09645

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated December 9, 2011 requests our assurance that we would not recommend enforcement action to the Commission under section 10(f) of the Investment Company Act of 1940, as amended ("1940 Act") against the Funds (as defined below), if the Funds purchase or otherwise acquire certain loan assignments and participations from Citigroup, Inc. or Citibank, N.A. ("Citibank") as part of the closing of a primary offering, where a Fund's director is an affiliated person of Citibank.

You state that Columbia Management Investment Advisers, LLC (the "Adviser") provides investment advisory services to certain investment companies registered under the 1940 Act (the "Funds"). You state that several of the Funds have significant portfolios of participation interests in loans originated by various banks. These Funds purchase loan assignments and participations (including bridge commitments) in primary transactions (i.e., direct placements) (collectively, "Covered Participations"). You state that Citibank has a significant market presence, in various capacities, in Covered Participation placement and trading activities, including serving regularly as a "lead arranger" for Covered Participations.[1]

You state that Mr. Anthony M. Santomero serves as a trustee or director, as applicable, to certain of the Funds ("Trustee").[2] You represent that Mr. Santomero is "independent" of the Adviser and its affiliates, and of the various subadvisers that subadvise certain Funds, in that he is not a director, officer or employee of the Adviser or its affiliates, or of the various subadvisers that subadvise particular Funds.

You state, however, that Mr. Santomero is an "interested person" of the Funds and the Adviser and the subadvisers as defined in section 2(a)(19) of the 1940 Act by virtue of his position as an independent director of Citibank, which may engage from time to time in brokerage execution, principal transactions and/or lending relationships with the Funds or other funds or accounts advised/managed by the Adviser and/or a Fund's subadviser.[3] You represent that Citibank is not an affiliated person, or an affiliated person of an affiliated person, of the Adviser or any subadvisers of the Funds. You further represent that Citibank is not an affiliated person, or an affiliated person of an affiliated person, of the Funds' principal underwriter.

[1] You state that market practice for Covered Participations is for the lead arranger to receive fees from the borrower rather than the purchaser (Fund).

[2] Hereinafter, "Funds" refers only to those Funds that are now or in the future overseen by Mr. Santomero as a trustee or director, as applicable.

[3] See section 2(a)(19) of the 1940 Act defining "interested person."

You state that section 10(f) of the 1940 Act, in relevant part, provides:

> No registered investment company shall knowingly purchase or otherwise acquire, during the existence of any underwriting or selling syndicate, any security... a principal underwriter of which is an officer, director, member of an advisory board, investment adviser, or employee of such registered company, or is a person... of which any such officer, director, member of an advisory board, investment adviser, or employee is an affiliated person...

Section 10(f) of the 1940 Act was designed primarily to prevent an underwriter from "dumping" otherwise unmarketable securities on a fund in order to stimulate the market in these securities or to relieve the underwriter or selling syndicate of securities that are otherwise unmarketable.[4]

You state that rule 10f-3 under the 1940 Act exempts from the section 10(f) prohibition purchases of certain types of securities, including (i) securities that are part of an issue registered under the Securities Act of 1933 ("1933 Act"), and (ii) securities sold in an eligible rule 144A offering ("Rule 144A Securities"), subject to compliance with specific procedural and substantive conditions that are designed to guard against "dumping" unmarketable securities on a fund.[5]

You believe that section 10(f) of the 1940 Act should not prohibit the Funds from purchasing Covered Participations during the existence of any underwriting or selling syndicate involving Citibank. You assert that there is some uncertainty as to whether section 10(f) of the 1940 Act is applicable to Covered Participations. Among other things, you contend that although offerings of Covered Participations resemble underwritings or selling syndicates in certain respects, the offering process for Covered Participations does not constitute an "underwriting" within the meaning of the 1933 Act because a Covered Participation is not a security under the 1933 Act.[6]

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[4] See Exemption for the Acquisition of Securities During the Existence of an Underwriting or Selling Syndicate, Investment Company Act Release No. 22775 (July 31, 1997), citing Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 35 (1940) (statement of Commissioner Healy).

[5] See Adoption of Rule N-10F-3 Permitting Acquisition of Securities of Underwriting Syndicate Pursuant to Section 10(f) of the Investment Company Act of 1940, Investment Company Act Release No. 2797 (Dec. 2, 1958) (Initial Adopting Release for rule 10f-3) ("The experience heretofore gained by the Commission in its consideration of requests of orders of exemption under [its section 10(f) exemptive authority] indicates that protection of investors may be adequately insured by the conditions and safeguards specified by the rule being adopted").

[6] You state that, as a result, the lead arranger does not have liability under section 11 of the 1933 Act as a statutory underwriter, even if such lead arranger is acting on a "firm commitment" basis.

You further believe that the concerns that section 10(f) of and rule 10f-3 under the 1940 Act are intended to address, namely to prevent an underwriter from "dumping" otherwise unmarketable securities on a fund in order to benefit the fund's affiliated underwriter or selling syndicate, will not be implicated by the proposed purchases of Covered Participations. In particular, you contend that the associations between Citibank, on one hand, and the Funds and the Adviser and subadvisers, on the other hand, are attenuated, such that the Advisers and subadvisers have no incentive that might conflict with their obligation to make independent investment decisions about the Funds' purchases of Covered Participations. To this end, you represent that Citibank is not an affiliated person, or an affiliated person of an affiliated person, of the Adviser or any subadvisers of the Funds, or of the Funds' principal underwriter.[7] Similarly, you contend that absent any affiliation with the Adviser and subadvisers, Citibank has no meaningful ability to cause a Fund to purchase any Covered Participations, thus obviating any concerns about Citibank engaging in activities that might be construed as "dumping" with respect to a Covered Participation.

You further contend that Covered Participations share certain attributes with Rule 144A Securities, including being offered primarily to a limited number of institutional investors that may include qualified institutional buyers (such as investment companies, commercial banks, investment banks and insurance companies) and subsequently being transferable among these investors.[8] In addition, you make certain representations that are modeled on the conditions of rule 10f-3 under the 1940 Act, including limiting the amount of any Covered Participation to be purchased by the Funds from Citibank as part of a closing of a primary offering, aggregated with certain other funds and accounts, to not exceed 25% of the principal amount of the same class of financing of which the Covered Participation is a part. You further represent that Mr. Santomero will recuse himself from voting on any matters relating to the Funds' purchases of such Covered Participations, including any determination that purchases of such Covered Participations were effected in compliance with your representations.

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under section 10(f) of the 1940 Act against the Funds, if the Funds make the proposed purchases in the manner described above.[9] This response expresses our views on enforcement action only and does not express any legal conclusions on the questions presented. Because our position is based

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7 Compare Merrill Lynch Asset Management, SEC Staff No-Action Letter (Apr. 28, 1997) (staff provided no-action assurances under section 10(f) of the 1940 Act, among other assurances, to permit funds to engage in direct placement agency transactions in which an affiliate of the funds' investment adviser acted as placement agent, subject to representations and procedures designed to protect against the types of concerns that prompted Congress to enact section 10(f)).

8 You state that because the 1933 Act does not apply to Covered Participations, borrowers and lenders do not observe the technicalities of compliance with rule 144A, including certification of the lenders as qualified institutional buyers.

9 This letter confirms the position taken regarding the Funds under section 10(f) of the 1940 Act that David W. Grim and Sara P. Crovitz of the Division of Investment Management provided orally on June 1, 2011 to Robert M. Kurucza and Marco E. Adelfio of Goodwin Procter.

on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.



Holly Hunter-Ceci
Senior Counsel

GOODWIN | PROCTER

Robert M. Kurucza
202.346.4515
RKurucza@
goodwinprocter.com

Goodwin Procter LLP
Counselors at Law
901 New York Avenue NW
Washington, DC 20001
T: 202.346.4000
F: 202.346.4444

December 9, 2011

David Grim, Esq.
Assistant Chief Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Columbia Fund Loan Participations

Dear Mr. Grim:

We are writing on behalf of those Columbia Funds for which Mr. Anthony M. Santomero serves as a director/trustee to confirm the verbal assurances provided on June 1, 2011 by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "SEC") that it would not recommend enforcement action to the SEC for violations of Section 10(f) of the Investment Company Act of 1940 (the "1940 Act"), if such companies engage in the transactions described below without obtaining an exemptive order under Section 10(f).

Background

As we discussed with the Staff, Mr. Santomero has served as a trustee on the boards of trustees of certain registered investment companies advised by Columbia Management Investment Advisers, LLC (the "Adviser") and a predecessor adviser since 2008. Effective June 1, 2011, after having been elected by shareholders, Mr. Santomero became a director/trustee of certain additional registered investment companies advised by the Adviser. The registered investment companies on whose boards of directors/trustees Mr. Santomero serves are referred to herein as the "Companies" and the Companies or series thereof that are separate funds are referred to herein as the "Funds". The boards of directors/trustees of the Companies are referred to herein as the "Boards".[1]

[1] "Companies" and "Funds" also include any registered investment companies and series thereof on whose boards of directors/trustees Mr. Santomero may become a director/trustee in the future, and "Boards" include any such boards of directors/trustees.

Mr. Santomero is "independent" of the Adviser and its affiliates, and of the various subadvisers that subadvise certain Funds, because he is not a director, officer or employee of the Adviser or its affiliates, or of the various subadvisers that subadvise particular Funds. However, Mr. Santomero is technically an "interested person" of the Companies and the Adviser and subadvisers by virtue of him serving as an independent director of Citigroup, Inc. and Citibank, N.A. (collectively, "Citibank"), which may engage from time to time in brokerage execution, principal transactions and/or lending relationships with the Funds or other funds or accounts advised/managed by the Adviser and/or a Fund's subadviser. Citibank on the one hand, and the Adviser and the Funds' subadvisers on the other hand, are not affiliated persons, or affiliated persons of affiliated persons, of one another.

Several of the Funds that Mr. Santomero began overseeing on June 1, 2011 have significant portfolios of participation interests in loans originated by various banks (such Funds, the "Applicable Funds," the Companies of which such Funds are a part, the "Applicable Companies," and the Boards of the Applicable Companies, the "Applicable Boards"). The Applicable Funds purchase loan assignments and participations (including bridge commitments) in primary transactions (*i.e.*, direct placement) and secondary market transactions (such loan assignments and participations, "Participations"). Any Participation purchased by an Applicable Fund from Citibank as part of a closing of a primary offering of Participations is hereinafter referred to as a "Covered Participation". Citibank has a significant market presence, in various capacities, in Participation placement and trading activities, including serving regularly as a "lead arranger" for Participations.

Mr. Santomero is an independent director of Citibank, and in this oversight role is not involved in any of the day-to-day activities of Citibank, including with respect to Participation placement and trading activities. As an independent director, Mr. Santomero does not regularly receive any specific information about Citibank's Participation placement and trading activities and has no meaningful ability to influence such activities. Similarly, as a non-management director/trustee overseeing the Applicable Funds, Mr. Santomero is not involved in any of the day-to-day activities of the Applicable Funds, including with respect to any purchases of Covered Participations. In this regard, Mr. Santomero has no greater access to information about, or ability to influence, an Applicable Fund's purchases of Covered Participations than any other non-interested director/trustee overseeing the Applicable Funds.

Most Participations in loans are acquired directly by the Applicable Fund from the lead arranger of the loan or from another holder of the loan by assignment. Most such loans are secured, and most impose restrictive covenants which must be met by the borrower. The loans are typically made by a syndicate of banks and institutional investors, represented by a lead arranger which has negotiated and structured the loan and which is responsible generally for collecting interest, principal, and other amounts from the borrower on its own behalf and on behalf of the

Participants, and for enforcing its and their other rights against the borrower. Each of the lending institutions, including the lead arranger, lends to the borrower a portion of the total amount of the loan, and retains the corresponding interest in the loan.

The lead arranger may receive compensation from the borrower and may also receive a spread that is embedded within the purchase price of the Participations. However, information about such compensation arrangements for any particular loan or across the market generally is not readily available, as Participations are not treated as "securities" subject to the disclosure norms of the Securities Act of 1933 (the "1933 Act") or the Securities Exchange Act of 1934 (the "1934 Act").

In selecting the Covered Participations in which the Applicable Funds will invest, the Adviser or subadviser will not rely on the lead arranger's credit analysis, but will typically perform its own investment analysis of the borrowers. The analysis conducted by the Adviser or subadviser may include consideration of the borrower's financial strength and managerial experience, debt coverage, additional borrowing requirements or debt maturity schedules, changing financial conditions, and responsiveness to changes in business conditions and interest rates. The majority of Covered Participations that the Applicable Funds will invest in will be rated by one or more of the nationally recognized rating agencies. Investments in Covered Participations will be subject to the Applicable Fund's credit quality policy.

Analysis

Section 10(f) provides in pertinent part that:

> "No registered investment company shall knowingly purchase or otherwise acquire, during the existence of any underwriting or selling syndicate, any security . . . a principal underwriter of which is an officer, director, member of an advisory board, investment adviser, or employee of such registered company, or is a person . . . of which any such officer, director, member of an advisory board, investment adviser, or employee is an affiliated person . . . ."

As noted by the Staff in several no-action letters, Congress intended Section 10(f) to address concerns about underwriters "dumping" otherwise unmarketable securities on affiliated investment companies (*i.e.*, forcing the investment company to purchase the unmarketable securities from the underwriting affiliate) or "bailing out" with respect to otherwise unmarketable securities (*i.e.*, forcing the investment company to purchase such securities from another member of the syndicate) (*see, e.g.*, Merrill Lynch Asset Management (Apr. 28, 1997) ("MLAM")).

Other than purchases permitted by Rules 10f-1, 10f-2 and 10f-3 under the 1940 Act, Section 10(f) prohibits purchases by a Fund of securities, during the existence of any underwriting or selling syndicate, when a director of the Fund is an affiliated person of a principal underwriter.

We would note that there is some uncertainty as to whether Section 10(f) is applicable at all with respect to Participations. Although the Staff has found that "loan participations are securities for purposes of the 1940 Act," this determination was reached in the somewhat unusual context of a requestor embracing regulation as an investment company (Putnam Diversified Premium Income Trust (pub. avail. July 10, 1989) ("Putnam")). Moreover, Participations are not deemed to constitute "securities" under the 1933 Act and the 1934 Act. In any event, the "context" of Section 10(f) and Rule 10f-3 supports a different outcome than that reached in Putnam in that both address underwritings of securities and Rule 10f-3 more specifically addresses them by reference to whether such securities are registered or exempt under the 1933 Act, and not by reference to whether such securities constitute "securities" for purposes of the 1940 Act.

Similarly, although offerings of Participations resemble underwritings or selling syndicates in certain respects, because a Participation is not a security under the 1933 Act, the offering process does not constitute an "underwriting" within the meaning of the 1933 Act. In this regard, the lead arranger does not have liability under Section 11 of the 1933 Act as a statutory underwriter, even if such lead arranger is acting on a "firm commitment" basis.

In any event, without conceding the applicability of Section 10(f), we respectfully submit that Section 10(f) should not prohibit the Applicable Funds from purchasing Participations during the existence of an underwriting or selling syndicate involving Citibank for the reasons set forth below.

Citibank Is Not Related to the Adviser or Subadvisers of the Applicable Funds

As a preliminary matter, we note that the Staff has, on occasion, granted narrowly focused relief from Section 10(f) addressing particular facts where the equities support such relief, even absent technical adherence to each of the specific conditions of Rule 10f-3 (Sullivan & Cromwell (Dec. 4, 1971)). The Staff has also, on occasion, granted relief for particular types of transactions (*e.g.*, direct agency private placements) that are not eligible for exemption under Rule 10f-3, subject to conditions designed to protect against dumping or overreaching (MLAM). In addition, the Staff has, on at least one occasion, granted interim no-action relief to address a Section 10(f) compliance situation that was the subject of a pending exemptive application in recognition of the timing considerations presented by an imminent adviser acquisition (Merrill Lynch, Pierce Fenner & Smith Inc. (Nov. 8, 1996)).

As described above, the associations between Citibank, on the one hand, and the Funds and the Adviser and subadvisers, on the other hand, are very attenuated. Citibank is not an affiliated person, or an affiliated person of an affiliated person, of the Adviser or any subadvisers of the Funds. Nor is Citibank an affiliated person, or an affiliated person of an affiliated person, of the principal underwriter of any of the Funds. Moreover, as a non-management director/trustee of the Applicable Funds, Mr. Santomero has no greater access to information regarding, or ability to influence, an Applicable Fund's purchases of Covered Participations than any other independent director of the Applicable Funds. By like token, as an independent director of Citibank, Mr. Santomero is not involved in the day-to-day activities of Citibank and has no ability to influence the placement of Participations with the Funds.

Because of the absence of any affiliation between Citibank and the Adviser and subadvisers, the Adviser and subadvisers have no incentive that might conflict with their obligation to make independent investment decisions about purchases of Covered Participations. The singular focus of the Adviser and subadvisers is on making investment decisions that they believe to be in the best interest of shareholders. Similarly, absent any affiliation with the Adviser and subadvisers, Citibank has no meaningful ability to cause an Applicable Fund to purchase any Covered Participations, thus obviating any concerns about Citibank engaging in activities that might be construed as "dumping" or "bailing out" with respect to a troubled offering.

Absent such incentive or ability, we respectfully submit that the requested relief is highly appropriate, particularly given the presence of the prophylactic substantive and procedural protections described below.

The Rule 10f-3 Exemption Should Be Available for Participations

Rule 10f-3 exempts from the Section 10(f) prohibition purchases of certain types of securities, including (i) securities that are part of an issue registered under the 1933 Act and (ii) securities that are exempt from registration under the 1933 Act pursuant to Rule 144A thereof ("Rule 144A"), subject to compliance with specific procedural and substantive conditions that are designed to guard against dumping and overreaching. In 1997, in expanding Rule 10f-3 to cover, among other instruments, Rule 144A securities, the SEC expressly recognized that the expansion properly reflected broadening of market practices to include purchases of types of instruments that, while not within the scope of Rule 10f-3 prior to its amendment, did not present the concerns that Section 10(f) was designed to protect against (Release No. IC-22775. Fed. Reg. 42401 (July 31, 1997)).

The exemptions under Rule 10f-3 for securities that are registered under the 1933 Act or exempt under Rule 144A are not, on their face, available for most loan placements because they do not involve securities under the 1933 Act, not because the Participations are any less liquid or any

more susceptible to dumping. In this regard, because the 1933 Act does not apply to Covered Participations, borrowers and lenders do not observe the technicalities of compliance with Rule 144A, including certification of the lenders as qualified institutional buyers. Nonetheless, Participations share certain attributes with Rule 144A securities, including being offered primarily to a limited number of institutional investors that may include qualified institutional buyers (such as investment companies, commercial banks, investment banks and insurance companies) and subsequently being transferable among these investors.

Accordingly, we are proposing as an alternative to the Covered Participations being either part of an issue registered under the 1933 Act or exempt from registration under Rule 144A, that they instead qualify as liquid under the Applicable Fund's liquidity determination procedures. One of the hallmarks of Rule 144A securities is that they may be sold and resold to qualified institutional buyers. Conditioning relief on the Covered Participations being liquid similarly ensures that unmarketable investments are not being dumped on the Applicable Funds. This condition and the other alternative conditions set forth below (each, a "Condition" and collectively, the "Conditions") are designed to protect against dumping and overreaching and, in large part, modeled on and adapted from the conditions in Rule 10f-3 to the extent relevant contextually.

Similarly, the Timing and Price Condition set forth below preserves the core protections of the corresponding Rule 10f-3 condition but is adapted to address the specific dynamics of offerings of Covered Participations. In this regard, consistent with the market dynamics of offerings of Covered Participations, the Timing and Price Condition refers to a price that is not "materially" more than that paid by other purchasers. This adapted condition appropriately reflects market practices with respect to Participations in that a Participation purchaser does not have access to sufficient information to achieve the degree of precision contemplated by the Rule 10f-3 "not more than" condition. By referring to a "comparable portion" of the same class of Participations, the Timing and Price Condition appropriately modifies contextually the Rule 10f-3 condition to reflect that Participation pricing is typically characterized by a volume pricing structure that allows those acquiring large Participations to pay less than those acquiring small Participations. By referring to the "same closing", the Timing and Price Condition adapts the Rule 10f-3 condition to compare prices at a moment in time, even if the Participations are offered over time in multiple closings with prices that reflect then existing market conditions. Thus, the Timing and Price Condition modifies, but preserves the core protections of. the corresponding Rule 10f-3 condition.

Similarly, the Continuous Operations Condition set forth below appropriately modifies contextually the corresponding Rule 10f-3 condition to ensure that the loan obligor(s), which is the entity in a Participation context that is most analogous to the issuer of a security, has been in continuous operation for not less than three years.

By like token, the Payment of Commissions Condition set forth below preserves the core protections of the corresponding Rule 10f-3 condition, which states that the commission, spread or profit received or to be received by the principal underwriters must be reasonable and fair compared to the commission, spread or profit received by other such persons in connection with the underwriting of similar securities being sold during a comparable period of time. By ensuring that the Applicable Fund does not knowingly pay a commission to a principal underwriter, this Condition eliminates a potential incentive to overreach a Fund. With respect to Participations, market practice is for the lead arranger to receive fees from the borrower rather than the purchaser (Fund).

The other Conditions set forth below are similarly modified from, but preserve the essential protections of, corresponding Rule 10f-3 conditions.

Conditions to Purchases of Covered Participations

No Applicable Fund will purchase any Covered Participation unless such purchase complies with the following Conditions:

1. ***Type of Security / Liquidity.*** Immediately after the purchase of any Covered Participation by an Applicable Fund, such Covered Participation will qualify as liquid under the Applicable Fund's liquidity determination procedures approved by the Applicable Board, which provide that an investment will qualify as liquid if the Adviser reasonable believes it can be disposed of within seven days in the ordinary course of business at a price that approximates that used in calculating the Fund's net asset value per share.

2. ***Timing and Price.*** Any purchase by a Fund of a Covered Participation will be at a price that the Adviser believes to be not materially more than the price paid by purchasers of a comparable portion of the same class of Participations in the same closing.

3. ***Continuous Operation.*** The loan obligor(s) in the Covered Participation must have been in continuous operation for not less than three years, including the operations of any predecessors.

4. ***Payment of Commission.*** No commission will be paid knowingly by the Applicable Fund to a principal underwriter in connection with the purchase of a Covered Participation.

5. ***Percentage Limit.*** The amount of any Covered Participation purchased by Applicable Funds, aggregated with purchases by any other investment company advised by the Adviser and any purchase by any other account as to which the Adviser has, and

exercised, investment discretion, will not exceed twenty-five percent (25%) of the aggregate principal amount of the same class of financing of which the Covered Participation is a part. The percentage limitation set forth in this Condition applies independently with respect to each investment adviser of the Applicable Fund, meaning, for the avoidance of doubt, that it will apply to the Adviser for non-subadvised Funds and separately to each subadviser for Funds subadvised by such subadviser.

6. ***Policies and Procedures / Board Review.*** The Applicable Boards, including a majority of the directors/trustees who are not interested persons of the Applicable Companies, (i) will have approved procedures, pursuant to which the purchases of a Covered Participation may be effected for the Applicable Fund, that are reasonably designed to provide that the purchases comply with all of the Conditions; (ii) will approve such changes to the procedures as the Applicable Boards have deemed necessary; and (iii) will determine no less frequently than quarterly that all purchases of Covered Participations made during the preceding quarter were effected in compliance with such procedures. Mr. Santomero will recuse himself from voting on any matters relating to the Funds' purchases of Covered Participations, including any determination that purchases of Covered Participations were effected in compliance with the Conditions.

7. ***Board Composition.*** The Applicable Boards will satisfy the fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act.

8. ***Maintenance of Records.*** The Applicable Companies (i) will maintain and preserve permanently in an easily accessible place a written copy of the procedures and any modification thereto, and (ii) will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transactions occurred, the first two years in an easily accessible place, a written record of each such transaction, setting forth information necessary to ascertain satisfaction of the Conditions.

Conclusion

For the reasons set forth above, we believe that purchases of Covered Participations by the Applicable Funds that comply with the Conditions are consistent with the purposes of Section 10(f) of the 1940 Act and Rule 10f-3 thereunder. Accordingly, we respectfully request that the Staff confirm the verbal assurances provided to the Funds on June 1, 2011 by advising us that it will not recommend enforcement action to the SEC if the Applicable Funds purchase Covered Participations in accordance with the Conditions.

If you have any questions regarding this request, please do not hesitate to call the undersigned at (202) 346-4515 or Marco E. Adelfio at (202) 346-4530.

Sincerely,



Robert M. Kurucza

With copies to:

Scott R. Plummer
Christopher O. Petersen
Marco E. Adelfio

December 12, 2011
Our Ref. No. 20111212101
Columbia Funds
File No. 811-09645

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated December 9, 2011 requests our assurance that we would not recommend enforcement action to the Commission under section 10(f) of the Investment Company Act of 1940, as amended ("1940 Act") against the Funds (as defined below), if the Funds purchase or otherwise acquire certain loan assignments and participations from Citigroup, Inc. or Citibank, N.A. ("Citibank") as part of the closing of a primary offering, where a Fund's director is an affiliated person of Citibank.

You state that Columbia Management Investment Advisers, LLC (the "Adviser") provides investment advisory services to certain investment companies registered under the 1940 Act (the "Funds"). You state that several of the Funds have significant portfolios of participation interests in loans originated by various banks. These Funds purchase loan assignments and participations (including bridge commitments) in primary transactions (i.e., direct placements) (collectively, "Covered Participations"). You state that Citibank has a significant market presence, in various capacities, in Covered Participation placement and trading activities, including serving regularly as a "lead arranger" for Covered Participations.[1]

You state that Mr. Anthony M. Santomero serves as a trustee or director, as applicable, to certain of the Funds ("Trustee").[2] You represent that Mr. Santomero is "independent" of the Adviser and its affiliates, and of the various subadvisers that subadvise certain Funds, in that he is not a director, officer or employee of the Adviser or its affiliates, or of the various subadvisers that subadvise particular Funds.

You state, however, that Mr. Santomero is an "interested person" of the Funds and the Adviser and the subadvisers as defined in section 2(a)(19) of the 1940 Act by virtue of his position as an independent director of Citibank, which may engage from time to time in brokerage execution, principal transactions and/or lending relationships with the Funds or other funds or accounts advised/managed by the Adviser and/or a Fund's subadviser.[3] You represent that Citibank is not an affiliated person, or an affiliated person of an affiliated person, of the Adviser or any subadvisers of the Funds. You further represent that Citibank is not an affiliated person, or an affiliated person of an affiliated person, of the Funds' principal underwriter.

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[1] You state that market practice for Covered Participations is for the lead arranger to receive fees from the borrower rather than the purchaser (Fund).

[2] Hereinafter, "Funds" refers only to those Funds that are now or in the future overseen by Mr. Santomero as a trustee or director, as applicable.

[3] See section 2(a)(19) of the 1940 Act defining "interested person."

You state that section 10(f) of the 1940 Act, in relevant part, provides:

> No registered investment company shall knowingly purchase or otherwise acquire, during the existence of any underwriting or selling syndicate, any security... a principal underwriter of which is an officer, director, member of an advisory board, investment adviser, or employee of such registered company, or is a person... of which any such officer, director, member of an advisory board, investment adviser, or employee is an affiliated person...

Section 10(f) of the 1940 Act was designed primarily to prevent an underwriter from "dumping" otherwise unmarketable securities on a fund in order to stimulate the market in these securities or to relieve the underwriter or selling syndicate of securities that are otherwise unmarketable.[4]

You state that rule 10f-3 under the 1940 Act exempts from the section 10(f) prohibition purchases of certain types of securities, including (i) securities that are part of an issue registered under the Securities Act of 1933 ("1933 Act"), and (ii) securities sold in an eligible rule 144A offering ("Rule 144A Securities"), subject to compliance with specific procedural and substantive conditions that are designed to guard against "dumping" unmarketable securities on a fund.[5]

You believe that section 10(f) of the 1940 Act should not prohibit the Funds from purchasing Covered Participations during the existence of any underwriting or selling syndicate involving Citibank. You assert that there is some uncertainty as to whether section 10(f) of the 1940 Act is applicable to Covered Participations. Among other things, you contend that although offerings of Covered Participations resemble underwritings or selling syndicates in certain respects, the offering process for Covered Participations does not constitute an "underwriting" within the meaning of the 1933 Act because a Covered Participation is not a security under the 1933 Act.[6]

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4 See Exemption for the Acquisition of Securities During the Existence of an Underwriting or Selling Syndicate, Investment Company Act Release No. 22775 (July 31, 1997), citing Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 35 (1940) (statement of Commissioner Healy).

5 See Adoption of Rule N-10F-3 Permitting Acquisition of Securities of Underwriting Syndicate Pursuant to Section 10(f) of the Investment Company Act of 1940, Investment Company Act Release No. 2797 (Dec. 2, 1958) (Initial Adopting Release for rule 10f-3) ("The experience heretofore gained by the Commission in its consideration of requests of orders of exemption under [its section 10(f) exemptive authority] indicates that protection of investors may be adequately insured by the conditions and safeguards specified by the rule being adopted").

6 You state that, as a result, the lead arranger does not have liability under section 11 of the 1933 Act as a statutory underwriter, even if such lead arranger is acting on a "firm commitment" basis.

You further believe that the concerns that section 10(f) of and rule 10f-3 under the 1940 Act are intended to address, namely to prevent an underwriter from "dumping" otherwise unmarketable securities on a fund in order to benefit the fund's affiliated underwriter or selling syndicate, will not be implicated by the proposed purchases of Covered Participations. In particular, you contend that the associations between Citibank, on one hand, and the Funds and the Adviser and subadvisers, on the other hand, are attenuated, such that the Advisers and subadvisers have no incentive that might conflict with their obligation to make independent investment decisions about the Funds' purchases of Covered Participations. To this end, you represent that Citibank is not an affiliated person, or an affiliated person of an affiliated person, of the Adviser or any subadvisers of the Funds, or of the Funds' principal underwriter.[7] Similarly, you contend that absent any affiliation with the Adviser and subadvisers, Citibank has no meaningful ability to cause a Fund to purchase any Covered Participations, thus obviating any concerns about Citibank engaging in activities that might be construed as "dumping" with respect to a Covered Participation.

You further contend that Covered Participations share certain attributes with Rule 144A Securities, including being offered primarily to a limited number of institutional investors that may include qualified institutional buyers (such as investment companies, commercial banks, investment banks and insurance companies) and subsequently being transferable among these investors.[8] In addition, you make certain representations that are modeled on the conditions of rule 10f-3 under the 1940 Act, including limiting the amount of any Covered Participation to be purchased by the Funds from Citibank as part of a closing of a primary offering, aggregated with certain other funds and accounts, to not exceed 25% of the principal amount of the same class of financing of which the Covered Participation is a part. You further represent that Mr. Santomero will recuse himself from voting on any matters relating to the Funds' purchases of such Covered Participations, including any determination that purchases of such Covered Participations were effected in compliance with your representations.

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under section 10(f) of the 1940 Act against the Funds, if the Funds make the proposed purchases in the manner described above.[9] This response expresses our views on enforcement action only and does not express any legal conclusions on the questions presented. Because our position is based

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7 Compare Merrill Lynch Asset Management, SEC Staff No-Action Letter (Apr. 28, 1997) (staff provided no-action assurances under section 10(f) of the 1940 Act, among other assurances, to permit funds to engage in direct placement agency transactions in which an affiliate of the funds' investment adviser acted as placement agent, subject to representations and procedures designed to protect against the types of concerns that prompted Congress to enact section 10(f)).

8 You state that because the 1933 Act does not apply to Covered Participations, borrowers and lenders do not observe the technicalities of compliance with rule 144A, including certification of the lenders as qualified institutional buyers.

9 This letter confirms the position taken regarding the Funds under section 10(f) of the 1940 Act that David W. Grim and Sara P. Crovitz of the Division of Investment Management provided orally on June 1, 2011 to Robert M. Kurucza and Marco E. Adelfio of Goodwin Procter.

on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.



Holly Hunter-Ceci
Senior Counsel